U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 3/A

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
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   (Last)                            (First)              (Middle)

    11 Madison Avenue
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                                    (Street)

   New York,                           NY                   10010
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

        6/22/00
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Charles River Laboratories International, Inc. (CRL)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

        6/23/00
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock                                 6,180,336                   (I)                            (1) (13) (16) (18) (19)
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Common Stock                                   246,129                   (I)                            (2) (13) (16) (18) (19)
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Common Stock                                   303,916                   (I)                            (3) (13) (16) (18) (19)
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Common Stock                                   361,328                   (I)                            (4) (14) (16) (18) (19)
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Common Stock                                   134,187                   (I)                            (5) (14) (16) (18) (19)
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Common Stock                                 1,260,811                   (I)                                 (6) (16) (18) (19)
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Common Stock                                    99,929                   (I)                            (7) (13) (16) (18) (19)
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Common Stock                                    19,489                   (I)                            (8) (13) (16) (18) (19)
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Common Stock                                    27,750                   (I)                                 (9) (15) (18) (19)
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Common Stock                                 2,687,497                   (I)                                (11) (15) (18) (19)
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Common Stock                                    11,891                   (I)                                (12) (15) (18) (19)
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Common Stock                                   815,922                   (I)                                     (18) (19) (21)
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Common Stock                                    48,956                   (I)                                     (18) (19) (22)
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Common Stock                                 1,820,318                   (I)                      (16) (18) (19) (23) (27) (28)
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Common Stock                                   233,641                   (I)                                (16) (18) (19) (24)
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Common Stock                                     2,723                   (I)                                     (18) (19) (20)
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

* If the Form is filed by more than one Reporting Person, see Instruction
  5(b)(v).
  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Warrant                   Immed.    04/01/10        Common Stock          1,061,462            $0.01          (I)        (1)(13)(16)
                                                                                                                            (18)(19)
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Warrant                   Immed.    04/01/10        Common Stock             42,264            $0.01          (I)        (2)(13)(16)
                                                                                                                            (18)(19)
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Warrant                   Immed.    04/01/10        Common Stock             52,183            $0.01          (I)        (3)(13)(16)
                                                                                                                            (18)(19)
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Warrant                   Immed.    04/01/10        Common Stock             62,053            $0.01          (I)        (4)(14)(16)
                                                                                                                            (18)(19)
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Warrant                   Immed.    04/01/10        Common Stock             23,039            $0.01          (I)        (5)(14)(16)
                                                                                                                            (18)(19)
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Warrant                   Immed.    04/01/10        Common Stock            190,746            $0.01          (I)            (6)(16)
                                                                                                                            (18)(19)
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Warrant                   Immed.    04/01/10        Common Stock             17,158            $0.01          (I)        (7)(13)(16)
                                                                                                                            (18)(19)
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Warrant                   Immed.    04/01/10        Common Stock              3,349            $0.01          (I)        (8)(13)(16)
                                                                                                                            (18)(19)
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Warrant                   Immed.    04/01/10        Common Stock              4,781            $0.01          (I)    (9)(15)(18)(19)
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Warrant                   Immed.    04/01/10        Common Stock            225,974            $0.01          (I)   (11)(15)(18)(19)
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Warrant                   Immed.    04/01/10        Common Stock              2,040            $0.01          (I)   (12)(15)(18)(19)
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Warrant                   10/21/01  10/01/09        Common Stock             20,102            $5.19          (I)   (11)(15)(18)(19)
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Warrant                   10/21/01  10/01/09        Common Stock            184,167            $5.19          (I)   (16)(18)(19)(23)
                                                                                                                            (27)(28)
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Warrant                   10/21/01  10/01/09        Common Stock             23,643            $5.19          (I)   (16)(18)(19)(24)
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
Explanation of Responses:

     See Attachment A for footnotes.

Credit Suisse First Boston, acting solely on behalf of the Credit Suisse First Boston business unit.


/s/  Lindsay Hollister                                   4/10/01
---------------------------------------------            -----------------------
By:  Lindsay Hollister, Director                         Date
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

                                                                    Attachment A

                            Explanation of Responses

(1) These securities are held directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(2) These securities are held directly by DLJ Merchant Banking Partners II-A, L.P., ("Partners II-A"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(3) These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(4) These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(5) These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(6) These securities are held directly by DLJMB Funding II, Inc. ("Funding II"), which is a Delaware corporation, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(7) These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(8) These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(9) These securities are held directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(10)  (Intentionally omitted.)

(11) These securities are held directly by DLJ ESC II, L.P. ("ESC II"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(12) These securities are held directly by DLJ First ESC, L.P. ("ESC"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(13) DLJ Merchant Banking II, Inc. ("MB II INC") is the Managing General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and Advisory General Partner of Offshore Partners II. In addition, DLJ Merchant Banking II, LLC ("MB II LLC") is the Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II INC is also the Managing Member of MB II LLC.

(14) DLJ Diversified Partners, Inc. ("Diversified Partners") is the General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(15) DLJ LBO Plans Management Corporation is the Managing General Partner of EAB, ESC and ESC II.

(16) DLJ Capital Investors, Inc. ("DLJCI") is the sole stockholder of each of MB II INC, Diversified Partners, Funding II and DLJ Investment Funding, Inc. ("IP Funding").

(17)  (Intentionally omitted.)

(18) Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the parent of each of DLJCC, DLJCI and DLJ LBO Plans Management Corporation.

(19) This Form 3/A is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

      Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns 100% of the voting stock of CSFB-USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

      The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business;
      (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

      CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

      The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of
      Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(20) These securities are held directly by DLJCC, which is a corporation, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(21) These securities are held directly by Sprout Capital VIII, L.P. ("Sprout VIII"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company. DLJCC is the Managing General Partner of Sprout VIII.

(22) These securities are held directly by Sprout Venture Capital, L.P. ("Sprout"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company. DLJCC is the general partner of Sprout.

(23) These securities are held directly by DLJ Investment Partners, L.P. ("DLJIP"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(24) These securities are held directly by IP Funding, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(25)  (Intentionally omitted.)

(26)  (Intentionally omitted.)

(27)  DLJ Investment Partners, Inc. is the general partner of DLJIP.

(28)  IP Funding is the sole shareholder of DLJ Investment Partners, Inc.